SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Tele Sudeste Celular Participações S.A.

Financial Statements
for the Quarter Ended March 31, 2005 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Management and Shareholders of

Tele Sudeste Celular Participações S.A.

Rio de Janeiro - RJ

1. We have performed a special review of the Quarterly Information - ITR of Tele Sudeste Celular Participações S.A. and subsidiaries referring to the quarter ended March 31, 2005 , prepared under the responsibility of management and according to Brazilian accounting practices, consisting of the balance sheets, individual and consolidated, the related statements of income and the performance report.

2. We conducted our review in accordance with the specific standards established by Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the criteria adopted in preparing the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the above-mentioned Quarterly Information for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission, specifically applicable to the preparation of the mandatory Quarterly Information.

4. The individual and consolidated balance sheets as of December 31, 2004 , presented for comparison purposes, were audited by us and our opinion dated February 16, 2005 did not contain any qualification. The individual and consolidated statements of income for the quarter ended March 31, 2004 , presented for comparison purposes, were reviewed by us, according to a special review report, without qualification, dated April 20, 2004 .

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil .

São Paulo , April 25, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004
(In thousands of Brazilian reais - R$)

ASSETS	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

CURRENT ASSETS
Cash and cash equivalents	18,192	21,024	243,955	353,906
Trade accounts receivable, net	-	-	410,492	407,748
Inventories	-	-	93,214	131,578
Advances to suppliers	1,626	1,626	6,062	7,997
Deferred and recoverable taxes	2,298	3,793	330,362	327,953
Derivative contracts	-	-	1,315	1,477
Prepaid expenses	-	-	81,354	37,298
Other assets	27,648	27,742	79,576	79,919
	49,764	54,185	1,246,330	1,347,876

NONCURRENT ASSETS
Deferred and recoverable taxes	52,671	51,080	226,051	262,152
Tax incentives	530	530	1,479	1,479
Prepaid expenses	-	-	13,318	15,416
Other assets	-	-	7,582	7,582
	53,201	51,610	248,430	286,629

PERMANENT ASSETS
Investments	1,957,159	1,917,171	499	499
Property, plant and equipment, net	323	430	1,227,442	1,263,569
Deferred charges, net	-	-	2,016	513
	1,957,482	1,917,601	1,229,957	1,264,581

TOTAL ASSETS	2,060,447	2,023,396	2,724,717	2,899,086

LIABILITIES AND SHAREHOLDERS' EQUITY	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

CURRENT LIABILITIES
Payroll and related accruals	608	514	25,510	28,197
Trade accounts payable	5,004	6,614	383,688	554,394
Taxes payable	456	2,586	52,684	78,245
Loans and financing	-	-	50,123	50,250
Dividends and interest on shareholders' equity	35,713	35,785	37,635	37,708
Reserve for contingencies	-	-	59,489	61,055
Derivative contracts	-	-	8,910	14,512
Other liabilities	7,072	7,033	45,080	56,858
	48,853	52,532	663,119	881,219

LONG-TERM LIABILITIES
Reserve for contingencies	-	-	25,532	22,565
Other liabilities	-	-	24,472	24,438
	-	-	50,004	47,003

SHAREHOLDERS' EQUITY
Capital	891,460	891,460	891,460	891,460
Capital reserves	206,934	206,934	206,934	206,934
Revenue reserves	235,207	235,207	235,207	235,207
Retained earnings	677,862	637,132	677,862	637,132
	2,011,463	1,970,733	2,011,463	1,970,733

FUNDS FOR CAPITALIZATION	131	131	131	131

TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY	2,060,447	2,023,396	2,724,717	2,899,086

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31, 2005 AND 2004
(In thousands of Brazilian reais - R$, except for earnings per thousand shares)

	Company		Consolidated
	03.31.05	03.31.04	03.31.05	03.31.04

GROSS OPERATING REVENUE
Telecommunications services	-	-	573,562	522,107
Sales of products	-	-	120,852	91,296
	-	-	694,414	613,403
Deductions from gross revenue	-	-	(218,268)	(164,808)

NET OPERATING REVENUE	-	-	476,146	448,595
Cost of services provided	-	-	(146,413)	(146,678)
Cost of products sold	-	-	(86,019)	(80,728)

GROSS PROFIT	-	-	243,714	221,189

OPERATING REVENUES (EXPENSES)
Selling expenses	-	-	(136,559)	(109,591)
General and administrative expenses	(1,178)	(1,039)	(47,161)	(51,312)
Other operating expenses	-	(14)	(22,654)	(7,716)
Other operating income	-	-	25,048	6,483
Equity pick-up	39,988	38,160	-	-
	38,810	37,107	(181,326)	(162,136)

OPERATING PROFIT (LOSS) BEFORE FINANCIAL
EXPENSES	38,810	37,107	62,388	59,053
Financial expenses	(94)	(18)	(16,067)	(19,453)
Financial income	2,204	1,758	17,280	21,216

INCOME FROM OPERATIONS	40,920	38,847	63,601	60,816
Nonoperating income (expenses), net	-	-	257	(191)

INCOME BEFORE TAXES	40,920	38,847	63,858	60,625
Income and social contribution taxes	(190)	(1,013)	(23,128)	(22,791)

NET INCOME	40,730	37,834	40,730	37,834

EARNINGS PER THOUSAND SHARES - R$	0.45355	0.00008

The accompanying notes are an integral part of these financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE QUARTER ENDED MARCH 31, 2005
(In thousands of Brazilian reais - R$, except when mentioned otherwise)

1.  OPERATIONS

Tele Sudeste Celular Participações S.A. is a publicly-traded company which, as of March 31, 2005, is owned by Brasilcel N.V. (51.61% of total capital), Sudestecel Participações S.A. (24.27% of total capital), Tagilo Participações Ltda. (10.80% of total capital) and Avista Participações Ltda. (4.21% of total capital). Sudestecel, Tagilo and Avista are wholly-owned subsidiaries of Brasilcel N.V.

Brasilcel N.V. is owned by Telefónica Móviles , S.A. (50% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS , S.A. (49.999% of total capital) and Portugal Telecom, SGPS , S.A. (0.001% of total capital).

Tele Sudeste Celular Participações S.A. ("Tele Sudeste" or "the Company") is the full controlling company of the operators Telerj Celular S.A. ("Telerj") and Telest Celular S.A. ("Telest"), which provide mobile telephone services in the States of Rio de Janeiro and Espírito Santo, respectively, including activities necessary or useful to performing the services, in accordance with the licenses granted.

The licenses granted to the subsidiaries Telerj and Telest are valid until November 30, 2005 and November 30, 2008, respectively, and are renewable once only for a 15-year period, by means of the payment of charges equivalent to approximately 1% of the annual billing of the operators.

The businesses of the subsidiaries, including the additional services that they are able to provide, are regulated by the National Telecommunications Agency - ANATEL, the telecommunications regulatory agency, according to Law No. 9,472, dated July 16, 1997, and respective regulations, decrees, rulings and plans.

2.  PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated quarterly information ("ITRs") is presented in thousands of reais and was prepared according to accounting practices derived from Brazilian corporation law, regulations applicable to the public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission ("CVM").

The quarterly consolidated information includes, in addition to the Company's balances and transactions, the balances and transactions of the subsidiaries Telerj and Telest.

In the consolidation, all the balances and transactions between the companies were eliminated.

These ITRs were prepared according to principles, practices and criteria consistent with those adopted in preparing the financial statements of the last fiscal year and should be analyzed together with those statements.

The financial statements referring to December 31 and March 31, 2004 were reclassified, where applicable, for comparison purposes.

3.  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Cash and banks	759	1,797	6,185	45,841
Temporary cash investments	17,433	19,227	237,770	308,065
Total	18,192	21,024	243,955	353,906

Temporary cash investments refer principally to fixed-income investments which are indexed to interbank deposit ("CDI") rates.

4.  TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	03.31.05	12.31.04

Unbilled amounts	63,890	66,058
Billed amounts	171,298	135,125
Interconnection	107,203	99,782
Products sold	110,969	146,913
Allowance for doubtful accounts	(42,868)	(40,130)
Total	410,492	407,748

There are no customers that have contributed with more than 10% of the net accounts receivable as of March 31, 2005 and December 31, 2004 , except for the amounts receivable from Telemar Norte Leste S.A., which represented approximately 11% and 14% of the net accounts receivable on those dates.

The movements of the allowance for doubtful accounts are as follows:

	Consolidated
	03.31.05	12.31.04

Beginning balance	40,130	31,685
Additions in the first quarter	9,385	11,462
Write-offs for the first quarter	(6,647)	(4,899)
Balance as of March 31	42,868	38,248

Additions in the second, third and fourth quarters		24,231
Write-offs for the second, third and fourth quarters		(22,349)
Balance as of December 31		40,130

VC2 and VC3 and international calls are recorded in accounts receivable - amounts receivable from services billed - which as of March 31, 2005 amounted to R$ 47,324, that were sent for co-billing by the long-distance operators, according to the co-billing agreements between both companies, the balancing item to which is "Amounts to be passed on SMP", under "Trade payables" and "Accounts payable" (Note 11). The Company did not make any provision for losses on the amounts, considering that these amounts will only be passed on when effectively collected.

5.  INVENTORIES

	Consolidated
	03.31.05	12.31.04

Digital handsets	105,528	140,055
Accessories and others	4,743	5,610
(-) Allowance for obsolescence	(17,057)	(14,087)
Total	93,214	131,578

6.  DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Prepaid income and social contribution taxes	53,895	51,073	178,311	174,560
Withholding income	282	3,221	14,698	22,733
Recoverable ICMS (State VAT)	-	-	70,186	70,924
PIS and COFINS (taxes on revenue)	-	-	37,560	42,086
Others	242	241	2,819	2,812
Total of recoverable taxes	54,419	54,535	303,574	313,115
Deferred income and social contribution taxes	550	338	246,021	259,989
ICMS on unbilled sales	-	-	6,818	17,001
Total	54,969	54,873	556,413	590,105

Current	2,298	3,793	330,362	327,953
Noncurrent	52,671	51,080	226,051	262,152

Deferred income and social contribution taxes are comprised of:

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Merged tax credit (corporate restructuring) (Note 27)	-	-	49,922	73,608
Allowance/reserve for:
Inventory obsolescence	-	-	5,799	4,789
Contingencies	-	-	28,907	28,431
Doubtful accounts	-	-	14,575	13,644
Customer loyalty program	-	-	5,139	5,744
Tax loss carryforwards	-	-	110,810	97,920
Accelerated depreciation	-	-	23,189	22,111
Others	550	338	7,680	13,742
Total	550	338	246,021	259,989

Current	154	-	102,222	73,559
Noncurrent	396	338	143,799	186,430

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)  Tax loss carryforwards will be offset up to a limit of 30% per year of taxable income for the next few years, based on projections of future results, it is estimated that the entire tax loss carryforwards will be fully utilized in four years.

b)  The merged tax credit consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders' equity (see Note 27) and is realized proportionally to the amortization of the goodwill of the subsidiaries, the period for which is five years. Outside consultants' studies used in the corporate restructuring process support the tax credit recovery within that period.

c) Temporary differences will be realized upon payments of the accruals, effective losses on bad debts and the realization of inventories.

At the end of the fiscal year the Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the amounts of deferred taxes recognized, as determined by CVM Resolution No. 371, of December 13, 2000. Management did not identify any change that could affect the conclusion of these studies on March 31, 2005 .

7.  PREPAID EXPENSES

	Consolidated
	03.31.05	12.31.04

FISTEL fees	60,222	17,609
Rentals	8,484	8,617
Advertising	16,683	18,962
Personnel benefits	1,088	2,048
Others	8,195	5,478
Total	94,672	52,714

Current	81,354	37,298
Noncurrent	13,318	15,416

8.  OTHER ASSETS

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Escrow deposits	-	-	15,251	13,409
Advances to employees	-	-	3,241	1,762
Credits with suppliers	-	-	7,774	9,236
Receivables from subsidiaries and affiliates	46	294	33,825	32,430
Dividends and interest on equity	27,567	27,416	-	-
Prepaid subsidies for products	-	-	15,334	16,821
Other assets	35	32	11,733	13,843
Total	27,648	27,742	87,158	87,501

Current	27,648	27,742	79,576	79,919
Noncurrent	-	-	7,582	7,582

9.  INVESTMENTS

a) Investments in subsidiaries

Investees	Total interest - %	Total common shares	Net equity on 03.31.05	Net equity on 12.31.04	Net income on 03.31.05	Net income on 03.31.04

Telerj Celular S.A.	100	37,886	1,632,538	1,616,075	16,463	25,194
Telest Celular S.A.	100	51,915	324,621	301,096	23,525	12,966

b) Changes in investments

Changes in investment balances as of March 31, 2005 and December 31, 2004 were as follows:

	2005	2004

Opening balance	1,917,171	1,853,505
Equity pick-up	39,988	38,160
Ending balance of investment as of March 31	1,957,159	1,891,665

Equity pick-up		56,372
Prescribed dividends and interest on capital		(30,866)
Ending balance of investment as of December 31		1,917,171

10.  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Annual	03.31.05			12.31.04
	depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	1,540,204	(1,114,538)	425,666	433,788
Switching equipment	14.29	690,250	(476,809)	213,441	210,754
Infrastructure	4.00 to 20.00	396,784	(210,239)	186,545	191,970
Land	-	4,353	-	4,353	4,353
Software use rights	20.00	289,412	(184,744)	104,668	114,277
Buildings	4.00	33,647	(4,578)	29,069	29,405
Terminals	66.67	211,965	(153,523)	58,442	53,274
Other assets	10 to 20.00	267,187	(147,127)	120,060	127,223
Assets and construction in progress	-	85,198	-	85,198	98,525
Total		3,519,000	(2,291,558)	1,227,442	1,263,569

11.  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Trade payables	4,311	4,306	184,018	373,166
Interconnection	-	-	35,604	36,680
Amounts to be transferred - SMP	-	-	99,173	90,423
Technical assistance (Note 28)	-	-	42,383	41,141
Others	693	2,308	22,510	12,984
Total	5,004	6,614	383,688	554,394

The amounts to be passed on Personal Mobile Service (SMP) refer to the VC2 and VC3 calls billed to our clients and passed on to the long-distance operators.

12.  TAXES PAYABLE

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

State VAT (ICMS)	-	-	9,828	27,925
Income and social contribution taxes	456	459	10,674	14,552
Taxes on revenue (PIS and COFINS)	-	2,127	18,079	16,618
FISTEL fees	-	-	1,751	6,886
FUST and FUNTTEL	-	-	1,248	1,189
CIDE	-		10,447	10,523
Others	-	-	657	552
Total	456	2,586	52,684	78,245

13.  LOANS AND FINANCING

a) Debt composition

				Consolidated
Principal	Currency	Interest	Maturity	03.31.05	12.31.04

Financial institutions:
Resolution No. 2,770	US$	10.8% p.a. to 11% p.a.	08.01.05 to 10.03.05	30,661	30,526
Assumption of debt	US$	1.825% p.a. + Libor	10.18.05 to 11.07.05	10,067	10,022
NEC do Brasil S.A.	US$	7.30% p.a.	11.29.05	8,323	8,286
Interest and commissions	US$			1,072	1,416
Total				50,123	50,250

The loans and financing are for the expansion and modernization of the cellular telephone network, financing fixed assets and working capital.

b) Coverage

As of March 31, 2005, the Company had exchange contracts in the nominal amount of US$ 50,596 thousand (US$ 58,834 thousand as of December 31, 2004) for the complete hedge of its foreign exchange liabilities. Up to that date, the Company had recorded a net loss of R$ 7,595 (R$ 13,035 as of December 31, 2004 ) on these exchange hedge operations, represented by a balance under current assets of R$ 1,315 (R$ 1,477 under current assets as of December 31, 2004 ), and R$ 8,910 under long-term liabilities (R$ 14,512 as of December 31, 2004 ).

14.  DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Interest on shareholders' equity	26,236	26,236	26,236	26,236
Dividends	9,477	9,549	11,399	11,472
Total	35,713	35,785	37,635	37,708

15.  OTHER LIABILITIES

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Premium on sale of call option	-	-	10,972	19,648
Accrual for customer loyalty program	-	-	15,116	16,894
Intercompany liabilities	7,072	7,028	16,948	19,282
Pension plans	-	-	398	364
Others	-	5	26,118	25,108
Total	7,072	7,033	69,552	81,296

Current	7,072	7,033	45,080	56,858
Long term	-	-	24,472	24,438

The subsidiaries have a fidelity program, in which calls are transformed into points for future exchange for handsets. The accumulated points net of the redemptions are provisioned considering historic redemption data, points generated and the average cost of a point.

16.  RESERVE FOR CONTINGENCIES

The subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. The Company and its subsidiaries recorded reserves related with the claims whose probability of an unsuccessful outcome was classified as probable.

Components of the reserves are as follows:

	Consolidated
	03.31.05	12.31.04

Labor	11,992	10,177
Tax	26,040	25,882
Civil	46,989	47,561
Total	85,021	83,620

Current	59,489	61,055
Long term	25,532	22,565

The movements of the reserve for contingencies in the quarter ended March 31, 2005 are as follows:

Consolidated

Opening balance	83,620
Additions, net of reversals	4,284
Monetary variations	1,208
Payments	(4,091)
Balance as of March 31, 2005	85,021

16.1. Tax litigation

16.1.1. Probable loss

No new significant claims classified as having a "probable" loss were incurred in this first quarter. The evolution of the reserves for labor contingencies substantially corresponds to the monthly movements since the last financial year.

16.1.2. Possible loss

No new significant claims classified as having a "probable" loss were incurred in this first quarter. No significant changes occurred in the claims indicated in this report since the last financial year.

16.2. Civil and labor

Include several labor and civil claims. A reserve was recorded as demonstrated previously, which is considered to be sufficient to cover the probable losses on these cases. In the first quarter there was an increase in the number of civil and labor suits of the same nature as prior periods, in the amount of R$ 5,422.

In relation to claims whose possibility of loss is classified as possible, the amount involved is R$ 29,824 for civil claims and R$ 6,272 for labor claims.

17.  SHAREHOLDERS' EQUITY

a) Capital

In an Extraordinary Shareholders' Meeting held on March 29, 2005, a reverse split of 449,009,994,135 nominative book entry shares, without par value, was approved, of which 189,434,957,933 common shares and 259,575,036,202 preferred shares, representing capital, in the proportion of 5,000 shares to 1 share of the same class, the capital becoming represented by 89,801,999 nominative book entry shares, without par value, of which 37,886,992 common shares and 51,915,007 preferred shares.

The capital is represented by shares with no par value, as follows:

	Thousands of shares
	03.31.05	12.31.04

Common shares	37,887	189,434,958
Preferred shares	51,915	259,575,036
Total	89,802	449,009,994

b) Special goodwill reserve

This reserve represents the formation of a special goodwill reserve as a result of the Company's corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit (Note 27).

c) Revenue reserve

i) Statutory reserve

The statutory reserve is calculated based on 5% of net annual income until the reserve reaches 20% of capital or 30% of capital plus capital reserves; from then on, appropriations to this reserve are no longer compulsory. The purpose of this reserve is to ensure the integrity of capital and may only be used to compensate losses or increase capital.

ii) Other revenue reserves

The special reserve for expansion and modernization is based on the capital expenditure budget prepared by management, which demonstrates the need for funds for investment projects for the forthcoming financial years.

d) Dividends and interest on shareholders' equity

The preferred shares do not have voting rights, except in the cases stipulated in the bylaws, but they are assured priority in the reimbursement of capital, without premium, and the receipt of a dividend 10% higher than that attributed to each common share.

The dividends are calculated according to the Company's bylaws and in agreement with Corporation Law, which establishes a minimum dividend of 25% of income for financial year.

18.  NET OPERATING REVENUE

	Consolidated
	2005	2004

Monthly subscription charges	27,121	39,442
Use of network	318,262	258,420
Additional call charges	8,609	11,513
Interconnection	194,319	195,293
Data service	19,072	11,075
Other services	6,179	6,364
Total gross revenues from services	573,562	522,107

State VAT (ICMS)	(111,730)	(97,578)
Taxes on revenue (PIS and COFINS)	(20,683)	(18,845)
Taxes on services provided (ISS)	(403)	(209)
Discounts granted	(18,843)	(10,003)
Net operating revenue from services	421,903	395,472

Sale of handsets and accessories	120,852	91,296

State VAT (ICMS)	(7,842)	(7,764)
Taxes on revenue (PIS and COFINS)	(6,329)	(5,343)
Discounts granted	(42,547)	(14,755)
Returned sales	(9,891)	(10,311)
Net operating revenue from the sale of handsets and accessories	54,243	53,123
Total net operating revenue (services plus sale of handsets and accessories)	476,146	448,595

There are no clients that have contributed with more than 10% of gross operating revenue in the first quarters of 2005 and 2004, except for Telemar Norte Leste S.A. Telemar Norte Leste S.A. is a fixed-line operator and contributed with approximately 19% and 23% of gross operating revenues in the quarters ended March 31, 2005 and 2004, respectively, principally in relation to interconnections.

19.  COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Consolidated
	2005	2004

Personnel	4,812	4,467
Supplies	132	144
Outside services	12,872	9,649
Means of connection	31,262	14,556
Rent, insurance and condominium fees	9,797	10,630
Interconnection	12,081	14,595
Taxes and contributions	18,678	17,356
Depreciation and amortization	56,713	75,257
Others	66	24
Costs of services rendered	146,413	146,678
Cost of products sold	86,019	80,728
Total	232,432	227,406

20.  SELLING EXPENSES

	Consolidated
	2005	2004

Personnel	11,574	13,572
Supplies	602	1,107
Outside services (*)	84,250	62,876
Rent, insurance and condominium fees	2,868	1,839
Taxes and contributions	105	78
Depreciation and amortization	22,976	17,881
Allowance for doubtful accounts	9,385	11,462
Others	4,799	776
Total	136,559	109,591

(*) Include advertising expenses in the amount of R$ 33,781 (R$ 35,277 in March 2004).

21.  GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2005	2004	2005	2004

Personnel	399	413	11,593	9,307
Supplies	-	-	988	976
Outside services	657	511	17,446	20,580
Rent, insurance and condominium fees	-	-	5,046	2,947
Taxes and contributions	4	7	508	733
Depreciation and amortization	108	108	10,261	16,354
Others	10	-	1,319	415
Total	1,178	1,039	47,161	51,312

22.  OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	2005	2004	2005	2004

Revenues:
Fines	-	-	2,916	2,168
Recovered expenses	-	-	11,162	402
Reversal of reserves	-	-	1,947	2,276
Shared infrastructure	-	-	573	1,172
Commercial discounts	-	-	3,230	563
PIS and COFINS on other revenues	-	-	(1,168)	(483)
Others	-	-	6,388	385
Total	-	-	25,048	6,483

Expenses:
Reserve for contingencies	-	-	(6,231)	(3,708)
FUST fees	-	-	(2,372)	(2,193)
FUNTTEL	-	-	(1,186)	(1,064)
ICMS on other expenses	-	-	(6,069)	(151)
Amortization of deferred charges	-	-	(53)	(109)
Others	-	(14)	(6,743)	(491)
Total	-	(14)	(22,654)	(7,716)

23.  FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	2005	2004	2005	2004

Income:
Interest	2,054	1,707	16,198	20,692
Monetary/exchange variations	150	182	1,153	2,294
PIS and COFINS on financial income	-	(131)	(71)	(1,770)
Total	2,204	1,758	17,280	21,216

Financial expenses:
Interest	(94)	(18)	(6,875)	(9,954)
Monetary/exchange variations	-	-	(4,560)	(4,096)
Derivative operations, net	-	-	(4,632)	(5,403)
Total	(94)	(18)	(16,067)	(19,453)

24.  TAXES ON INCOME

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis, paying the taxes based on a monthly estimate. Deferred taxes are recognized on temporary differences, according to Note 6. The composition of income and social contribution taxes expenses is given below:

	Company		Consolidated
	2005	2004	2005	2004

Income tax	(294)	(181)	(24,166)	(4,475)
Social contribution tax	(108)	(67)	(8,572)	(1,550)
Deferred income tax	188	(765)	7,042	(12,810)
Deferred social contribution tax	24	-	2,568	(3,956)
Total	(190)	(1,013)	(23,128)	(22,791)

A reconciliation of the taxes on income disclosed and the amounts calculated at the combined statutory rate of 34% is presented below:

	Company		Consolidated
	2005	2004	2005	2004

Income before taxes	40,920	38,847	63,858	60,625
Income and social contribution taxes credits on statutory rate	(13,913)	(13,208)	(21,712)	(20,613)
Permanent additions:
Nondeductible expenses	-	-	(1,044)	-
Other additions	-	(787)	-	(2,192)
Permanent exclusions:
Equity pick-up	13,596	12,974	-	-
Other deductions	-	8	-	14
Others	127	-	(372)	-
Income and social contribution taxes charges	(190)	(1,013)	(23,128)	(22,791)

25.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

Tele Sudeste is the Parent Company of the operators Telerj and Telest, which provide mobile telephone services in the States of Rio de Janeiro and Espírito Santo according to the terms of the licenses granted by the Federal Government. Both operators also exploit the business of purchasing and distributing handsets through their own channels and distribution network to stimulate their core businesses.

The major market risks to which Telerj and Telest are exposed in conducting business are:

•  Credit risk : derived from the possible difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks related with investments and swap operations.

•  Interest rate risk : derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor and CDI).

•  Currency risk : the possibility of the Company incurring losses on account of fluctuations in interest rates that increase the balances of foreign currency denominated loan and financing liabilities.

Telerj and Telest take a positive attitude towards the management of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in the businesses to be attenuated.

Credit risk

The credit risk from providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies related with selling postpaid sets. As of March 31, 2005 , the subsidiaries had 70.4% (71.2% as of December 31, 2004 ) of their customer base under the prepaid system, which requires prepaid loading and therefore does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the SAP ERP software distribution module.

The Company is also subject to credit risk derived from the temporary investment and amounts receivable from swap operations. The Company operates in such a way as to diversify this exposure amongst first rate financial institutions.

Interest rate risk

Telerj and Telest are exposed to the risk of domestic interest rates fluctuations, due to the fact that the liability part of the operations with derivatives (exchange hedge) is associated with the cost of CDI. However, the balance of temporary investments, also indexed to the CDI, neutralizes this effect.

Foreign currency-denominated loans are also exposed to exchange rates floating (Libor). As of March 31, 2005, the principal of these operations amounted to R$ 10,067 (R$ 10,022 in December 2004).

Currency risk

Telerj and Telest utilized derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap contracts.

The following table summarizes the net exposure of Telerj and Telest to the exchange rate factor as of March 31, 2005 :

In thousands of US$

Loans and financing	(18,799)
Suppliers - technical assistance	(15,896)
Hedge instruments	50,596
Total	15,901

During the first quarter of 2005, the subsidiaries contracted derivative instruments to hedge other foreign-currency commitments so as to hedge the exchange exposure of these commitments.

b) Derivative instruments

The subsidiaries record derivative gains and losses as a component of financial expenses or income.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book	Market	Unrealized
	value	value	gain (loss)

Suppliers - technical assistance	(42,383)	(42,383)	-
Loans and financing	(50,123)	(51,191)	1,068
Derivative instruments	(7,595)	(7,205)	(390)
Total	(100,101)	(100,779)	678

c) Market value of financial instruments

The market value of the loans and financing, together with the swap contracts, was established based on the discounted cash flow method, using available projections of interest rates.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and therefore the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

26.  POST-RETIREMENT BENEFIT PLANS

The subsidiaries, together with the other companies of the former Telebrás system and their successors, sponsor private pension and healthcare plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)  PBS A - defined-benefit multi-sponsor plan for participants that were previously assisted and had such status on January 31, 2000 .

b)  PBS Tele Sudeste Celular - defined-benefit plan that serves approximately 1% of the Company's employees.

c)  PAMA - multi-sponsor healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS Tele Sudeste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil . Cost is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll of the employees participating in the Plan, of which 12% is destined to funding the PBS Tele Sudeste Celular Plan and 1.5% the PAMA Plan.

d)  Visão Celular Benefits Plan - individual defined contribution plan - the Visão Celular Benefit Plan was introduced by SISTEL in August 2000.

The Company's contributions to the Visão Celular Plan are equal to those of the participants, varying between 2% and 9% of the participation salary, according to the percentage chosen by the participant.

In the quarter ended March 31, 2005, the subsidiaries made contributions to the PBS Tele Sudeste Celular Plan and the Visão Celular Plan amounting to R$ 813 (R$ 716 as of March 31, 2004).

As of March 31, 2005, the Company and its subsidiaries recognized proportionally the actuarial cost foreseen for the first quarter of 2005, recording R$ 34 related with these costs in the operating expenses account.

27.  CORPORATE RESTRUCTURING

On November 30, 2000, the corporate restructuring plan was concluded, whereby the goodwill paid in the privatization process of the Company was transferred to the subsidiaries.

The financial statements, maintained for the corporate and tax purposes of the Company and its subsidiaries, record specific accounts related with the goodwill and the related reserve merged and the respective amortization, reversal and tax credit, whose balances are as follows:

		Consolidated
	Balances on date	balances on
	of merger	03.31.05	12.31.04

Balance sheet:
Merged goodwill	1,393,279	146,829	216,493
Merged reserve	(928,437)	(96,907)	(142,885)
Net effect corresponding to merged tax credit	464,842	49,922	73,608

		2005	2004

Income statement:
Goodwill amortization		(69,664)	(69,664)
Reversal of reserve		45,978	45,978
Tax credit		23,686	23,686
Effect on net income		-	-

As demonstrated, the goodwill amortization, net of the reversal of the reserve and corresponding tax credit, results in a null effect on income and, consequently, on the calculation base of the statutory minimum compulsory dividend. To ensure a better presentation of the Companies' financial and equity situation in the financial statements, the net amount of R$ 49,922 as of March 31, 2005 (R$ 73,608 as of December 31, 2004), which essentially represents the tax credit merged, was classified in the balance sheet under current and noncurrent assets as deferred taxes (see Note 6).

The merged tax credit is being capitalized as it is effectively realized. In the first quarter of 2005, the subsidiaries effectively realized R$ 11,658 of tax benefits on account of the restructuring. The subsidiaries did not realize the entire tax benefit and recorded R$ 81,392 and R$ 29,418 as tax credit carryforwards, respectively.

28.  RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are:

a)  Use of network and long-distance (roaming) cellular communication - These transactions involve companies owned by the same controlling group: Telesp Celular S.A., Global Telecom S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A. and Norte Brasil Telecom S.A. Part of these transactions was established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. As from July 2003, the users were able to select the long-
-distance operator.

b)  Corporate management advisory - Is payable by the subsidiaries to Telefónica Móviles S.A. and Telefónica Internacional on account of telecommunications services, calculated based on the percentage applied to net income from the services, restated according to the currency variation.

c)  Corporate services - Are passed on to the subsidiaries under the same controlling group (as per item a)) at the cost effectively incurred of the services.

d)  Call center services - Provided by Atento Brasil S.A. for the users of the subsidiaries' telecommunications service, contracted for 12 months, renewable for the same period.

e)  Maintenance of the profitability and cost control system by Telefónica Móbile Solution do Brasil.

f)  Operator logistics and accounting/financial advisory services provided by Telefônica Gestão de Serviços.

g)  Voice portal content provider services by Terra Network Brasil.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Consolidated
	03.31.05	12.31.04

Assets:
Trade accounts receivable, net	18,296	10,357
Other assets	33,825	32,430

Liabilities:
Trade accounts payable	(123,987)	(125,049)
Other liabilities	(16,948)	(19,282)

	2005	2004

Income:
Revenues from telecommunications services	13,507	14,342
Cost of services provided	-	(11)
Selling expenses	(12,928)	(13,730)
General and administrative expenses	(2,712)	(3,006)
Financial income (expense), net	(3,003)	818

29.  INSURANCE

The Company has a policy of monitoring the risks inherent in its operations. Accordingly, as of March 31, 2005 , the Companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. Company's management considers that the amounts are sufficient to cover any losses. The principal assets, liabilities or interests covered by insurance are as follows:

Types	Amounts insured

Operating risks	R$ 799,860,000.00
General third-party liability - RCG	R$ 7,559,750.00
Auto (fleet of executive vehicles)	Fipe Table and R$ 250,000.00 for DC/DM
Auto (fleet of operational vehicles)	R$ 250,000.00 for DC/DM

30.  AMERICAN DEPOSITARY RECEIPTS ("ADRs") PROGRAM

On November 16, 1998 , the Company began trading ADRs on the New York Stock Exchange - NYSE, with the following main characteristics:

•  Type of shares: preferred.

•  Each ADR represents 5,000 preferred shares.

•  Shares are traded as ADRs with the code "TSD" on the NYSE.

•  Foreign depositary bank: The Bank of New York.

•  Custodian bank in Brazil : Banco Itaú S.A.

Discussion on the Consolidated Results of the Quarter

Net Services Revenue

The net services revenue grew 6.7% and 1.9% in relation to 1Q04 and 4Q04, respectively, recording R$ 421.9 million. Such result is a consequence of the use of value-added services (including data), despite seasonal differences between the periods and right planning.

It must be emphasized that the outgoing services revenue recorded an increase in 1Q05, which was partially offset by a reduction in the incoming services revenue, as a result of the transition from fixed-mobile traffic to mobile-mobile traffic, with consequent drop in interconnection revenue and Bill & Keep effect.

We must point out that no increase has been recorded in this year, up to the end of the first quarter, in the VU-M, as it had occurred in February of the previous years.

Data revenues in 1Q05 were up 108.9% in the year-to-year comparison, representing 3.9% of the net service revenues (2.0% in 1Q04). This increase has continued to occur due to a more widespread access to and use of such services, in addition to the services launched on the market in 2004, such as Vivo Agenda , Vivo Encontra and Vivo Downloads . The SMS accounted for 64.8% of data revenues in 1Q05. Average number of SMS messages sent per month in the quarter was some 15 million, up 60% over the average posted in the same period in 2004.

The successful services turned to the high value and corporate market also contributed to keep the sustainable increase of data service revenues. VIVO has played an outstanding role in launching innovating services and integrated solutions, such as "Vivo Direto" ( Push to Talk in the cellular phone) and Vivo Entrega .

Personnel Cost

Personnel cost increased in 1Q05 over 1Q04, mainly due to the collective bargaining agreement signed in December 2004, which approved an average 6.0% adjustment to salaries, partially offset by a reduction in the headcount in 2004.

Cost of Services Rendered

The 7.8% reduction in the cost of services rendered in 1Q05, in relation to 4Q04, is due to the reduction in the usage volume, however impacted by non-recurring effects, in the interconnection charges in the 4Q04 and leased lines referred to network sharing in the 1Q05.

Cost of Goods Sold

Cost of goods sold decreased by 53.5% in 1Q05 in relation to 4Q04, due to the reduced number of activated handsets (gross additions decreased by 48.2%), in line with the 48.2% reduction in sales of handsets.

Selling Expenses

The Company placed priority efforts on ensuring loyalty from medium and high price ranges, which is evidenced by the reduction in its Churn in relation to 4Q04. In 1Q05, the Company's strategy was to keep its market leadership without destroying value.

In relation to 4Q04, the expenses recorded a 11.5% reduction, caused by a reduction in customer additions in the period and also by the cost of third parties services, especially commissions paid to its distribution network and marketing expenses.

In 1Q05, default rate was 1.4% of the gross revenue, lower than the default recorded for the same period of last year, which was 1.9%, showing an improvement in collection actions.

EBITDA

Considering the seasonal characteristics and the strong competition recorded in 1Q05, the evolution achieved followed the strategy adopted by the Company to add value to its operation. In this context, EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 152.4 million, up 49.4% in relation to 4Q04. EBITDA margin was 32.0% in 1Q05, 12.4 p.p. above the margin recorded in the previous quarter.

EBITDA margin for services in 1Q05, excluding revenue and selling costs of handsets, was 43.7%.

Depreciation and Amortization

In 1Q05, depreciation and amortization expenses recorded 17.9% and 7.1% reductions in relation to 1Q04 and 4Q04, because of the end of the depreciation of part of the analog equipment that happend during the period

Financial Revenues (Expenses)

N et financial expenses in 1Q05 improved when compared to 4Q04. Among the variations occurred, the incidence of PIS and COFINS on the allocation of interests on own capital in December 2004 (rate of 9.25% on R$ 23 million), which did not occur in 1Q05 and the increase in the interest rate (3.99% in 4Q04 and 4.18% in 1Q05), having a positive impact on the net cash position.

In the comparison between 1Q05 and 1Q04, Tele Sudeste's net financial revenue remained almost stable.

Net Profit	Tele Sudeste recorded a net profit of R$ 40.7 in the quarter, 7.7% higher than that obtained for 1Q04.

Indebtedness

On March 31, 2005, TSD's debts related to loans and financings amounted to R$ 50.1 million (R$ 50.3 million on December 31, 2004), 100% of which is nominated in US Dollar. The Company has signed exchange rate hedging contracts thus protecting 100% of its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 244.0 million) and by derivative assets and liabilities (R$ 7.6 million payable) resulting in a net cash position of R$ 186.3 million, a 35.9% reduction in relation to December 2004 .

The net cash reduction in relation to December 2004 is due, mainly, to the Fistel inspection and operating fee (TFF) paid in March of every year (Anatel), and to the handset suppliers referring to deliveries effected in the end of 2004 for the Christmas campaign.

Capital Expenditures (Capex)

Investments made in the quarter totaled R$ 56.8 million. The increase in investments in relation to the same period of last year is basically due to the following factors: (i) consolidation and rationalization of information systems, especially billing, customer care, prepaid platforms and SAP management systems; and (ii) continued quality and expansion of the coverage provided by the company in order to meet the customer base growth .

Operating Cashflow

The accumulated positive operating cash flow evidences that TSD has generated funds from its operations that are sufficient to implement its capital expenditures program during the year, having recorded R$ 95.6 million in 1Q05.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.